FAIRFAX News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, June 24, 2005

Fairmont Receives SEC Request to Provide Documentation on Non-Traditional Insurance
Products with Gen Re

Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announces that its subsidiary, Fairmont Specialty Group, has received a subpoena from the Securities and Exchange Commission requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. Fairmont is cooperating with that request.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:      Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946